

May 1, 2023

Samuel Riccitelli
Interim President and Chief Executive Officer
BIOCEPT INC
9955 Mesa Rim Road
San Diego, CA 92121

> **Re: BIOCEPT INC**
> **Registration Statement on Form S-1**
> **Filed April 20, 2023**
> **File No. 333-271355**

Dear Samuel Riccitelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Asa Henin